UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05036294

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-66165

RECEIVED FEB 2 5 2005 213 SEC MAIL PROCESSING SECTION WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

21 CAPITAL GROUP, INC.

Office Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 North Franklin 6th Floor
(No. and Street)

CHICAGO	ILLINOIS	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Carlsson 312-337-2122
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allan J. Brachman CPA Ltd.
(Name – if individual, last, first, middle name)

1 East Northwest Highway, Suite 204	Palatine	ILLINOIS	60067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, ROBERT A. CARLSSON, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

21 CAPITAL GROUP, INC. as of

DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer
Title

Subscribed and sworn to before me this 24 day of February 2005

"OFFICIAL SEAL"
Danny L. Ford
Notary Public, State of Illinois
My Commission Expires 5/22/2007

Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO SEC RULE 17A-5(D)
21 CAPITAL GROUP, INC.
As of December 31, 2004

AVAILABLE FOR PUBLIC INSPECTION

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT Page 1

EXHIBIT A - Statement of Financial Condition – December 31, 2004

Notes to Statement of Financial Condition – December 31, 2004

Allan J. Brachman, CPA, LTD
Certified Public Accountant
Professional Corporation
1 East Northwest Highway
Suite 204
Palatine, Illinois 60067
847-358-9730
Fax: 847-358-9760
E-Mail: allan@allanbrachmancpa.com

Member
Illinois
CPA Society

Member
American
Institute of
Certified Public
Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
21 Capital Group, Inc.

I have audited the accompanying statement of financial condition of 21 Capital Group, Inc. (an Illinois Corporation) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of 21 Capital Group, Inc. as of December 31, 2004. In conformity with accounting principles generally accepted in the United States of America.

Allan J. Brachman CPA

Allan J. Brachman, CPA

Palatine, Illinois 60067
February 17, 2005
Federal ID#36-4023127

21 CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

CASH		$107,418.00

LIABILITIES AND SHAREHOLDER EQUITY

CURRENT LIABILITIES:		
Accounts Payable	$1,365	
Payroll Liabilities	5,217	
		$6,582
LONG-TERM LIABILITIES:		
Loan from Shareholder		74,057
SHAREHOLDER EQUITY		
Common stock; no par value 100,000 shares authorized		
1,000 shares issued and outstanding	$1,000	
Additional Paid-in Capital	$25,000	
Retained Earnings	779	
		26,779
		$107,418

THE ACCOMPANYING NOTES AND ACCOUNTANT'S REPORT ARE AN INTEGRAL PART OF THIS STATEMENT AND SHOULD BE READ ACCORDINGLY.

21 CAPITAL GROUP, INC.

NOTES TO: STATEMENT OF FINANCIAL CONDITION
For the period January 1, 2004 to December 31, 2004

II. ORGANIZATION AND BUSINESS

21 Capital Group, Inc. (the "Company") was incorporated in the State of Illinois on February 28, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company engages in private placements for which it receives fees in various forms.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Revenue Recognition
Commission income and related expenses are recorded on the accrual basis.

B. Income Taxes
There is no provision for income taxes because of a net operating loss carryover.

C. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

D.Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

III. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness", as defined.

At December 31, 2004 the Company had net capital and net capital requirements of $26,779 and $5,000 respectively.

V. ADDITIONAL PAID IN CAPITAL

Portions of previously shown "additional paid in capital contributions," were reclassified as a loan.